DAVID M. LOEV, ATTORNEY AT LAW
                         2777 Allen Parkway, Suite 1000
                               Houston, TX  77019
                            Telephone (713) 524-4110
                             Facsimile (713) 524-4122

                                February 2, 2005


Mr. Jason Wynn
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE:     SIBERIAN  ENERGY  GROUP  INC.
             Registration  Statement  on  Form  SB-2
             File  No.  333-118902

Dear  Mr.  Wynn:

     Pursuant to your request, we have attached a copy of a newspaper article describing the issuance of licenses in the Kurgan region of Siberia.

     Sincerely,

     /s/David  M.  Loev
     ------------------
     David  M.  Loev,  Attorney  at  Law

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SCIENTISTS OF THE OIL AND GAS GEOLOGY INSTITUTE SUGGEST 13 AREAS FOR KURGAN
REGION OIL PROSPECTING

05.07.2004, 08.24

KURGAN, July 5 (Itar-Tass) - Scientists of the West Siberian branch of the Oil and Gas Geology Institute - upon studying aerospace pictures, seismic survey data, and the results of exploratory drilling that was conducted in the region in the 1970s - have concluded that Kurgan Region affords oil. They have suggested 13 promising areas in the region's east.

Ural and Siberia scientists, regional authorities, and specialists of the Zauralneftegaz organisation, who already engage in prospecting have gathered in one of such areas - Western Suyer - in Lebyazhye District on Monday to confer on the implementation of a project to prospect for hydrocarbon oils.

Region Governor Oleg Bogomolov has said the idea of a well-founded prospecting for oil and gas deposits in the trans-Ural area is backed by the Russian Ministry of Natural Resources. Federal budget resources are supposed to be allocated for these purposes in 2005.

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